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Exhibit 21

SUBSIDIARIES
OF
FIRST TEAM SPORTS, INC.

Name of Subsidiary	Jurisdiction of Organization
First Team Sports GmbH	Austria
Hespeler Hockey Holding, Inc.	Minnesota
Hespeler Hockey Company*	Nova Scotia

*
Subsidiary of Hespeler Hockey Holding, Inc.

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SUBSIDIARIES OF FIRST TEAM SPORTS, INC.